UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2026

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund III, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

In particular, this Semi-Annual Report contains forward-looking statements regarding the Company’s plan to liquidate its assets in an orderly manner pursuant to a Forbearance Agreement with UMB Bank, N.A., as Indenture Trustee, including statements about expected asset values, estimated costs and receipts during the liquidation period, the anticipated timeline for property dispositions, and the Company’s ability to satisfy its obligations to bondholders and other creditors. These forward-looking statements are subject to significant risks and uncertainties, including the Company’s ability to comply with the milestones set forth in the Forbearance Agreement, the actual proceeds realized from the sale of assets, the timing and cost of renovations, market conditions affecting property values and sale timelines, and the outcome of legal proceedings. Actual results may differ materially from those projected.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019, to acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. Since July 2023, our assets have comprised exclusively of various real estate assets and available cash. We actively manage our assets through our manager, Red Oak Capital GP, LLC, or our Manager, who has also engaged third party asset and property managers, as well as project managers and general contractors to assist in the management and repositioning of our real property assets.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2.0 million in the aggregate and a maximum of $50.0 million in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds, respectively (the “Offering”). The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in unsecuritized senior commercial mortgage notes, or property loans, and to pay or reimburse selling commissions and other fees and expenses associated with the Offering. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50.0 million through issuing $4.4 million and $45.6 million of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As a result of macro events, most recently including inflation and geopolitical developments, but predominantly the COVID-19 pandemic, the Company’s loan portfolio experienced significant distress, and the Company acquired all of its remaining properties through foreclosure or deed-in-lieu of foreclosure. On February 3, 2025, the Company announced that it would no longer make regular quarterly payments of interest associated with its outstanding Bonds and would begin the process of liquidating its assets in an effort to provide the liquidity to pay off the principal and accrued interest associated with the Bonds. On March 10, 2025, UMB Bank, N.A., as the Indenture Trustee, issued a Notice of Events of Default and Reservation of Rights. As described below under “Adoption of Liquidation Basis of Accounting,” on November 21, 2025, the Company entered into a Forbearance Agreement with UMB Bank, N.A., as Indenture Trustee, and adopted a plan to liquidate its remaining assets in an orderly manner. The Forbearance Agreement provides for an orderly liquidation of the Company’s remaining real estate assets over an approximately two-year period. As of June 30, 2026, the Company held two properties acquired through foreclosure or deed-in-lieu of foreclosure and was in the process of repositioning and liquidating these assets pursuant to the Forbearance Agreement.

As a result, effective December 1, 2025, the Company adopted the liquidation basis of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 205-30, Presentation of Financial Statements—Liquidation Basis of Accounting. The accompanying consolidated financial statements for the period January 1, 2026 through June 30, 2026 and as of December 31, 2025 are presented on the liquidation basis of accounting. The consolidated financial statements for the six months ended June 30, 2025 continue to be presented on the going concern basis of accounting. Results for the liquidation period are not comparable to results for the going concern periods.

We are managed by our Manager, which is wholly owned by The Oak Companies, Inc., or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Adoption of Liquidation Basis of Accounting

On November 21, 2025, the Company executed a Forbearance Agreement with UMB Bank, N.A., as Indenture Trustee for the holders of the Company’s Series B Bonds, pursuant to which the Indenture Trustee agreed to forbear from exercising its remedies under the Trust Indenture for a defined period while the Company executes an orderly liquidation of its remaining real estate assets. The Forbearance Agreement was the culmination of a process that began with the Company’s February 3, 2025 announcement that it would cease regular quarterly interest payments and pursue an asset liquidation strategy, followed by the Indenture Trustee’s Notice of Events of Default on March 10, 2025, and the Company’s presentation of a Plan of Liquidation to bondholders on June 30, 2025.

The Company’s Plan of Liquidation contemplates the following key actions: (i) completing remaining renovations at the two Natchez, Mississippi hotel properties; (ii) operating the hotels only to the extent necessary to preserve asset value prior to sale; (iii) marketing and selling all remaining real estate assets in accordance with the disposition milestones set forth in the Forbearance Agreement; and (iv) applying sale proceeds in accordance with the legal priority established under the Trust Indenture, with Series B bondholders having priority claims on the net proceeds.

The Company determined that liquidation became imminent upon execution of the Forbearance Agreement on November 21, 2025, as this event satisfied the criteria set forth in ASC 205-30-25-2. The Company adopted a convenience date of December 1, 2025 for the transition to the liquidation basis of accounting. Management evaluated the impact of the nine-day period from November 21, 2025 through November 30, 2025 and determined the effect on the consolidated financial statements to be immaterial.

Under the liquidation basis of accounting, assets are measured at their estimated cash amounts expected to be collected, and liabilities are measured at their estimated settlement amounts through the end of the liquidation period. The Company presents its real estate assets at estimated values on a gross basis, with estimated costs to complete renovations, disposition costs, and other expected costs during the liquidation period accrued separately as liabilities. In accordance with ASC 205-30, estimated future cash flows are not discounted to present value. The Company currently estimates that the liquidation period will extend through December 31, 2027.

As of December 31, 2025, the Company’s net liabilities in liquidation were approximately $50.0 million, reflecting total estimated assets of $21.4 million and total estimated liabilities of $71.4 million. The Company does not expect to have sufficient assets to fully satisfy all of its outstanding obligations, including the full amount of principal and accrued interest due to Series B bondholders.

As of June 30, 2026, the Company’s net liabilities in liquidation were approximately $49.2 million, reflecting total estimated assets of $19.1 million and total estimated liabilities of $68.3 million. The Company does not expect to have sufficient assets to fully satisfy all of its outstanding obligations, including the full amount of principal and accrued interest due to Series B bondholders.

Results of Operations – For the Six-months Ended June 30, 2026 (Liquidation Basis)

Effective December 1, 2025, the Company adopted the liquidation basis of accounting. Under the liquidation basis, the Company no longer reports results of operations in the traditional sense. Instead, the Company reports changes in net liabilities in liquidation, which reflect the estimated costs and receipts expected during the remaining liquidation period.

Upon adoption of the liquidation basis of accounting on December 1, 2025, the Company remeasured its assets to estimated values on a gross basis, representing the estimated cash amounts expected to be collected through the disposition of each property. Liabilities were adjusted to include accruals for estimated costs expected to be incurred during the liquidation period, including remaining renovation costs, property operating expenses, professional fees, disposition costs, interest on the Series B Bonds at the contractual rate of 8.5%, and amounts due to the preferred membership interest holder and other creditors.

As of January 1, 2026, net liabilities in liquidation were approximately $50.0 million. During the six months ended June 30, 2026, net liabilities in liquidation decreased by approximately $0.8 million, resulting in net liabilities in liquidation of approximately $49.2 million as of June 30, 2026. The decrease during the period was primarily attributable to manager contributions of approximately $1.1 million, a net unfavorable remeasurement of assets in liquidation of approximately $3.4 million, and a net favorable remeasurement of liabilities in liquidation of approximately $3.0 million. See Note 4 to the consolidated financial statements for additional detail regarding the components of net liabilities in liquidation and the methods and significant assumptions underlying the Company’s estimates.

Results of Operations – For the Six-months Ended June 30, 2025 (Going Concern Basis)

The following discussion presents the Company’s results of operations for the six-month period ended June 30, 2025, which are presented on the going concern basis of accounting. Due to the adoption of the liquidation basis of accounting effective December 1, 2025, these results are not directly comparable to the six-months ended June 30, 2026.

As of June 30, 2025, the Company did not hold any senior secured loans and held three properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of $17.2 million, net of accumulated depreciation and accumulated impairment on the properties.

On April 25, 2025, the office building located in Southfield, MI, formerly owned by Abdoun Estate Holdings, LLC, was sold at auction by ROCFIII Southfield, LLC, a wholly owned subsidiary of the Company. The Company received approximately $0.8 million on June 5, 2025 after the sale was closed, resulting in a $0.4 million realized loss.

During 2024, ROCFIII Vue Hotel, LLC, a wholly owned subsidiary of the Company and owner of the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $3.3 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through June 30, 2025, Red Oak Capital Properties, LLC had invested approximately $3.5 million. The $0.2 million invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

During 2024, ROCFIII 10 Grand Soleil, LLC, a wholly owned subsidiary of the Company and owner of the hotel located in Natchez, MS, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $2.1 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through June 30, 2025, Red Oak Capital Properties, LLC had invested approximately $3.2 million. The $1.1 million invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

The distribution of net cash flow from operations and net sale proceeds of the two aforementioned JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member, until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, with any remaining net cash flow being distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Preferred Current Returns, including any prior distributions. After this, any remaining net sale proceeds are allocated 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% distributed to the Preferred Member and the remaining to the Common Member.  ROCP retains certain rights to approve “Major Decisions” as defined in the limited liability agreements of the entities and retains the right to assume control of the entities upon any event of Material Default, as defined in the in limited liability agreements. Upon a Material Default under the applicable limited liability company agreement or the third (3rd) anniversary of the applicable Preferred Investment, the Common Member shall cause the applicable entity to immediately prepay the net Preferred Investment, any protective advances and any accrued returns to ROCP.

For the six months ended June 30, 2025, our total revenues from operations, mainly consisting of property income, amounted to $0.2 million. Operating costs for the same period, including bond interest expense of $2.2 million, property expenses of $0.8 million, and interest on the preferred membership liability of $0.5 million amounted to $4.2 million. Net loss for the period amounted to $3.9 million.

Liquidity and Capital Resources

As of June 30, 2026, the Company had sold $4.4 million and $45.6 million of Series A and Series B Bonds, respectively, pursuant to its offering of Bonds. On September 15, 2022, the Company elected to redeem all outstanding Series A Bonds. As of June 30, 2026, $44.0 million of Series B Bonds remained outstanding. No Series B Bonds were redeemed during the six months ended June 30, 2026.

On February 3, 2025, the Company announced that it would no longer make regular quarterly payments of interest associated with its outstanding Bonds. As of that date, the Company had made all payments of interest through December 31, 2024. The Company did not make payments of interest for any quarter during 2025. On March 10, 2025, UMB Bank, N.A., as the Indenture Trustee, issued a Notice of Events of Default and Reservation of Rights, asserting that the Company’s announcement constituted a default under the covenants of the Bonds.

On November 21, 2025, the Company entered into the Forbearance Agreement with the Indenture Trustee. Under the Forbearance Agreement, the Indenture Trustee agreed to forbear from exercising its remedies under the Trust Indenture while the Company executes its Plan of Liquidation, subject to the Company’s compliance with specified disposition milestones and reporting requirements. The Forbearance Agreement provides for an orderly liquidation of the Company’s remaining assets over an approximately two-year period.

As of June 30, 2026, cash on hand was $0.5 million. The Company’s primary anticipated sources of liquidity during the liquidation period are proceeds from the disposition of its remaining real estate assets and capital contributions from the Managing Member. The Company has not identified any additional external sources of financing and there is no assurance that such sources would be available.

The bond service reserve that was required pursuant to the Trust Indenture, equal to 3.75% of gross proceeds from the Offering ($1.9 million), was depleted on October 23, 2020. No bond service reserves were available as of June 30, 2026.

Under the liquidation basis of accounting, the Company has accrued estimated costs expected to be incurred and estimated receipts expected to be received during the remaining liquidation period. As of June 30, 2026, net liabilities for estimated costs in excess of estimated receipts through liquidation of approximately $0.9 million were accrued, reflecting estimated future property operating expenses, professional fees, disposition costs, management and administration fees, and other wind-down costs, net of estimated hotel operating income during the pre-sale period. See Note 4 to the consolidated financial statements for additional detail. The Company’s ability to fund its operations and satisfy its obligations during the liquidation period is dependent on the successful execution of the Plan of Liquidation, including the timely disposition of assets at values consistent with or in excess of current estimates.

As of June 30, 2026, the Company’s net liabilities in liquidation were approximately $49.2 million. The Company does not expect to fully satisfy all of its outstanding obligations from the proceeds of its asset liquidation. Under the terms of the Trust Indenture and Forbearance Agreement, net proceeds from asset dispositions will be applied in accordance with the legal priority established thereunder, with amounts due to Series B bondholders having priority over the Managing Member’s equity interest in the Company.

Trend Information

The Company reached the maximum allowable raise and closed its Offering as of December 23, 2019. As such, the Company will no longer issue additional bonds. The Company is focused on executing its Plan of Liquidation through the orderly repositioning and disposition of its remaining real estate assets.

During the six-months ended June 30, 2026, the following developments have occurred:

Pembroke Property. On May 7, 2026, ROCFIII Pembroke, LLC closed on the sale of the Pembroke property at a sale price of approximately $2.7 million. $0.2 million of the proceeds were used to settle property taxes, sales commissions, and legal costs at closing. Of the $2.5 million in net proceeds, the Company used $1.6 million to pay off the ROIOF II mortgage loan that was secured by the Pembroke property. $0.9 million was retained by the Company from the sale and will be used for future property operating expenses, professional fees, disposition costs, management and administration fees, and other wind-down costs.

Vue Hotel Renovations. Renovations on the property owned by ROCFIII Vue Hotel, LLC were completed during the period; however, the hotel’s re-opening was delayed due to fire panel malfunctions. Subsequent to the end of the period, the outstanding fire panel issues were resolved and the hotel received its certificate of occupancy. As of the date of this report, the hotel is open and operating. Upon stabilization of operations, the Company expects property-level net operating income to increase, resulting in an increase to the property’s market value; however, the magnitude and timeframe are uncertain and subject to operating performance, market conditions, and other factors.

Bridges Hotel. The hotel is operating and generating revenue. The Company continues to seek to stabilize operations and maximize the property’s value prior to disposition.

Trust Instruction Proceeding. On February 17, 2026, UMB Bank, N.A., in its capacity as Indenture Trustee, filed a Trust Instruction Proceeding (“TIP”) petition in the Hennepin County District Court, State of Minnesota, Fourth Judicial District (Court File No. 27-TR-CV-26-8), captioned In the Matter of the Trusteeship Under the Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A. as Trustee, seeking an order from the court, among other things, approving the Indenture Trustee’s execution of the Forbearance Agreement. On April 1, 2026, the court held a hearing on the petition, at which no objections were submitted. On April 7, 2026, the court entered Findings of Fact, Conclusions of Law and Order (the “TIP Order”), granting the relief requested. The TIP Order approves and confirms the Indenture Trustee’s execution of, and continued performance under, the Forbearance Agreement, finds that the Plan of Liquidation is in the best interest of the holders of the Series B Bonds, and authorizes and instructs the Indenture Trustee to take such actions as are consistent with and reasonably necessary to effectuate the transactions contemplated by the Forbearance Agreement.

Managing Member Capital Contributions. Through the date of this report, the Managing Member has contributed approximately $1.6 million in aggregate capital to the Company to fund Vue Hotel renovations and operating shortfalls. Of this amount, approximately $1.1 million was contributed during the six months ended June 30, 2026. These contributions are subordinate to all bondholder claims under the Trust Indenture.

The Company’s ability to successfully execute its Plan of Liquidation is subject to significant risks and uncertainties, including market conditions, the timing and cost of completing renovations, the Company’s ability to comply with disposition milestones under the Forbearance Agreement, and the actual proceeds realized from the sale of assets. There can be no assurances that these actions will generate sufficient cash flows to repay all outstanding liabilities, including the interest and principal due to the Series B bondholders.

Subsequent to the end of the period, the Company’s Sponsor, Red Oak Capital Holdings, LLC, merged with and into The Oak Companies, Inc., a Delaware Corporation.

Item 2. Other Information

None.

Item 3. Financial Statements

RED OAK CAPITAL FUND III, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2026 AND DECEMBER 31, 2025

Red Oak Capital Fund III, LLC and Subsidiaries
Contents

Red Oak Capital Fund III, LLC and Subsidiaries

Consolidated Statements of Net Liabilities in Liquidation

(Liquidation Basis)

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)

Assets

Property, net realization value	$18,553,000	$21,053,000
Cash and cash equivalents	475,268	103,224
Other current assets	71,369	73,154
Mortgage loan interest reserves	-	168,433

Total assets	$19,099,637	$21,397,811

Liabilities

Bond interest payable	$11,214,900	$11,214,900
Note interest payable	-	93,846
Accrued return to preferred member	2,066,271	2,051,387
Due to managing member	2,362,713	2,369,667
Other current liabilities	145,133	160,658
Series B bonds payable	43,980,000	43,980,000
Net liabilities for estimated costs through liquidation	920,675	2,154,966
Preferred membership interest	6,677,077	6,677,077
Derivative liability	980,965	1,005,099
Mortgage loan payable	-	1,650,000

Total liabilities	$68,347,734	$71,357,600

Net liabilities in liquidation	$(49,248,097)	$(49,959,789)

The accompanying notes are an integral part of the consolidated financial statements

Red Oak Capital Fund III, LLC and Subsidiaries

Consolidated Statement of Changes in Net Liabilities in Liquidation

(Liquidation Basis)

(Unaudited)

For the Period January 1, 2026
through June 30, 2026

Net liabilities in liquidation, January 1, 2026	$(49,959,789)
Changes in net liabilities in liquidation
Remeasurement of assets in liquidation	(3,442,482)
Remeasurement of liabilities in liquidation	3,009,866
Manager contributions	1,144,308
Changes in net liabilities in liquidation	711,692
Net liabilities in liquidation, June 30, 2026	$(49,248,097)

The accompanying notes are an integral part of the consolidated financial statements

Red Oak Capital Fund III, LLC and Subsidiaries

Consolidated Statements of Operations

(Going Concern Basis)

(Unaudited)

For the Six-Months Ended
June 30, 2025

Revenue:
Bank interest income	$6,397
Rental revenue	171,668
Total revenue	178,065

Expenses:
Bond interest expense	2,201,970
Interest on preferred membership liability	486,356
Management fees	384,825
Professional fees	199,958
Property expenses	757,439
Depreciation expense	182,308
Total expenses	4,212,856

Other income (expense)
Realized loss on property, net	(389,044)
Change in fair value of derivative liability	216,891
Reversal of unrealized loss on property, net	303,351
Total other income (expense)	131,198

Net loss	$(3,903,593)

The accompanying notes are an integral part of the consolidated financial statements

Red Oak Capital Fund III, LLC and Subsidiaries

Consolidated Statements of Changes in Member’s Deficit

(Going Concern Basis)

(Unaudited)

Managing Member

Member’s deficit, January 1, 2025	$(32,405,903)

Net loss	(3,903,593)

Member’s deficit, June 30, 2025	$(36,309,496)

The accompanying notes are an integral part of the consolidated financial statements

Red Oak Capital Fund III, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Going Concern Basis)

(Unaudited)

For the Six-Months Ended
June 30, 2025

Cash flows from operating activities:
Net loss	$(3,903,593)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt issuance costs	332,819
Depreciation expense	182,308
Realized loss on property, net	389,044
Reversal of unrealized loss on property, net	(303,351)
Change in fair value of derivative liability	(216,891)
Change in other operating assets and liabilities:
Net change in other current assets	(911)
Net change in accounts receivable	35,165
Net change in prepaid expenses	4,125
Net change in bond interest payable	934,574
Net change in accrued return to preferred member	240,249
Net change in due to managing member	389,652
Net change in other current liabilities	88,733
Net change in accounts payable	436,572

Net cash used in operating activities	(1,391,505)

Cash flows from investing activities:
Capitalized expenditures on property held	(2,030,672)
Proceeds from sale of property, net	917,925

Net cash used in investing activities	(1,112,747)

Cash flows from financing activities:
Proceeds from preferred membership liability	2,174,770

Net cash provided by financing activities	2,174,770

Net change in cash and cash equivalents	(329,482)

Cash and cash equivalents, beginning of period	1,154,587

Cash and cash equivalents, end of period	$825,105

Supplemental non-cash disclosures of cash flow information:
Interest paid	$934,575

The accompanying notes are an integral part of the consolidated financial statements

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

1.	Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the initial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation, geopolitical developments, and tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of construction on properties, an increase in rehabilitation costs, higher rate of borrowings, and delayed asset sale closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

The Company issued a notice to bondholders on February 3, 2025 that the Company did not have adequate cash flow or cash on hand to make further interest payments. UMB Bank, N.A. as the trustee of the Series B bond indenture, issued a Notice of Events of Default and Reservation of Rights, asserting that the Company’s February 3, 2025 announcement constituted a default under the covenants of the Bonds.

On November 21, 2025, the Company executed a Forbearance Agreement with UMB Bank, N.A., the Trustee. Under the terms of the Forbearance Agreement, the Trustee agreed to temporarily forbear from exercising certain remedies under the Bond Documents while the Company executes its Plan of Liquidation. As discussed further in Note 2, the Company adopted the liquidation basis of accounting effect December 1, 2025 (see Note 3).

The Managing Member plans to address these matters by liquidating the portfolio of assets in an orderly manner in an effort to maximize value and distribute the proceeds to the bondholders. Renovations of the two operating hotels are complete as of the date of this report, and the Managing Member plans to bring both properties to full occupancy, which they believe will generate the largest amount of proceeds from the subsequent liquidation.

There can be no assurances that these actions will generate sufficient cash flows to repay all outstanding liabilities, including the interest and principal due to the Series B bondholders.

On September 10, 2026, the Company’s Sponsor, Red Oak Capital Holdings, LLC, was merged with and into The Oak Companies, Inc.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

2.	Plan of liquidation

On November 21, 2025, the Company executed a Forbearance Agreement with UMB Bank, N.A. requiring the Company to implement an orderly liquidation of its assets. The Forbearance Agreement was preceded by the Company’s February 3, 2025 communication to bondholders stating that the Company did not have adequate cash flow or cash on hand to make further interest payments, and a Notice of Default issued by the Trustee on March 10, 2025. The Plan of Liquidation was formally presented to bondholders on June 30, 2025. The Plan of Liquidation includes:

1.	Completing the remaining renovations at the two Natchez hotel properties;

2.	Operating the hotels only to the extent necessary to preserve asset value prior to sale;

3.	Marketing and selling all real estate assets in accordance with the disposition milestones specified in the Forbearance Agreement:

4.	Applying all liquidation proceeds in accordance with legal priority, including settlement of the Series B Bonds and preferred membership interests; and

5.	Settling all other obligations expected to arise during the liquidation period.

Management currently anticipates the liquidation period may extend through approximately December 2027, although timing is dependent on market conditions, renovation completion, and adherence to Forbearance Agreement milestones.

Under the terms of the Forbearance Agreement, the Trustee may terminate forbearance and exercise full remedies, including acceleration of the Series B Bonds, if the Company fails to meet specified milestones or otherwise defaults under the agreement. As of the date of these financial statements, the Company had not met certain disposition milestones under the Forbearance Agreement, including obtaining a binding purchase and sale agreement for the Pembroke property by the December 31, 2025 deadline. On May 7, 2026, the Pembroke property sale was closed, and net proceeds were used by the Company to pay off the ROIOF II mortgage loan that was secured by the Pembroke property and the remainder will be used for future property operating expenses, professional fees, disposition costs, management and administration fees, and other wind-down costs. The Company had discussions with the Trustee regarding these matters, and the Trustee has not, as of such date, terminated the forbearance.

On February 17, 2026, UMB Bank, N.A., as Trustee, filed a Trust Instruction Proceeding (“TIP”) petition in the Hennepin County District Court, State of Minnesota. The TIP seeks a court order approving the Trustee’s execution of the Forbearance Agreement and directs the Trustee to take such actions as are consistent with and reasonably necessary to effectuate the transactions contemplated by the Forbearance Agreement. On April 1, 2026, the court held a hearing on the petition, at which no objections were submitted. On April 7, 2026, the court entered Findings of Fact, Conclusions of Law and Order (the “TIP Order”), granting the relief requested. The TIP Order approves and confirms the Indenture Trustee’s execution of, and continued performance under, the Forbearance Agreement, finds that the Plan of Liquidation is in the best interest of the holders of the Series B Bonds, and authorizes and instructs the Indenture Trustee to take such actions as are consistent with and reasonably necessary to effectuate the transactions contemplated by the Forbearance Agreement.

On August 19, 2026, the Company submitted an amended Cash Budget to the Trustee and distributed a notice of the amendment to Series B bondholders on the Depository Trust Company’s Legal Notification System, in accordance with the Forbearance Agreement. As of the date of this report, the 30-day bondholder objection period has lapsed, and the Company is not aware of any Bondholder objections. The amended Cash Budget is now in place.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

3.	Significant accounting policies

Going Concern Basis

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

Principles of consolidation

The consolidated financial statements include the accounts of Red Oak Capital Fund III, LLC and its wholly owned operating subsidiaries, ROCFIII Vue Hotel, LLC, ROCFIII 10 Grand Soleil, LLC, and ROCFIII Pembroke, LLC (collectively, the “Company”). All significant inter-company transactions and account balances have been eliminated.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

3.	Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property, net

Property is initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 30 years. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, an impairment charge will be recorded as an unrealized loss.

Mortgage loans receivable

The Company no longer holds any mortgage loans receivable and does not anticipate originating or acquiring new loans going forward.

Allowance for credit losses

The Company no longer holds any mortgage loans receivable and does not anticipate originating or acquiring new loans going forward in connection with its Plan of Liquidation. Accordingly, there are no financial assets subject to credit loss estimation, and an allowance for credit losses under ASC 326 (CECL) has not been recorded. Management has concluded that the allowance for loan losses/CECL methodology is no longer applicable to the Company’s financial statements.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. The Company did not hold any loans at June 30, 2025.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. There was no accretion of loan origination income for the six-months ended June 30, 2025. The Company had no mortgage loans receivable at June 30, 2025.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

3.	Significant accounting policies (continued)

Hotel rental revenue

The Company owned and operated two hotels at November 30, 2025, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized in rental revenue in the statements of operations.

Commercial rental revenue

The Company records rental revenue from commercial real estate at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There were no material contract assets or liabilities outstanding at June 30, 2025.

Taxes and fees collected on behalf of governmental agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a single member LLC, the Company is treated as a disregarded entity for tax purposes. As such, it does not file its own tax returns. All tax attributes resulting from the Company’s operations are captured by the Managing Member.

Extended transition period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

3.	Significant accounting policies (continued)

Liquidation Basis of Accounting

Basis of presentation

In connection with the Forbearance Agreement dated November 21, 2025, the Company committed to an orderly liquidation of its assets. As a result, effective December 1, 2025, the Company adopted the liquidation basis of accounting in accordance with ASC 205-30. The actual date on which liquidation became imminent was November 21, 2025 (the Forbearance Agreement execution date). Management elected to use November 30, 2025 as a convenience date for the transition to liquidation basis accounting. Management assessed the impact of using a convenience date and determined it is not material to the financial statements for all periods presented.

Under the liquidation basis of accounting, assets are measured at the estimated amounts of cash or other consideration expected to be collected in the liquidation. Liabilities are measured at their full contractual amounts. Where contractual amounts are not determinable, additional liabilities are measured at amounts reasonably expected to be paid during the liquidation. All amounts are presented on an undiscounted basis. Depreciation and amortization ceased as of December 1, 2025, and estimated future operating and liquidation costs expected to be incurred through completion of the liquidation have been accrued as described below.

Financial information for the six-months ended June 30, 2025 continues to be presented on the going-concern basis of accounting and has not been restated. The financial statements for the six-months ended June 30, 2026, are presented on the liquidation basis of accounting.

As a result of the change to the liquidation basis of accounting, the Company no longer presents a balance sheet, statement of operations, statement of changes in member’s deficit, or statement of cash flows subsequent to November 30, 2025. These statements are presented only for the prior year comparative period. Beginning December 1, 2025, the Company presents a statement of net liabilities in liquidation and a statement of changes in net liabilities in liquidation.

Measurement of assets

Real estate assets are measured at their estimated net realizable value, or liquidation value, which represents the estimated amount of cash or other consideration the Company expects to realize through the disposal of its assets. The liquidation values are based on independent third-party appraisals and internal valuations determined by the Manager (see Note 4 for methodology and assumptions). Costs to complete construction, operating deficits through disposition, disposition costs (including broker commissions, closing costs, and transfer taxes), and other costs to sell are accrued separately as estimated liquidation costs (see “Estimated Future Liquidation Costs and Income” below and Note 6). The liquidation values are presented on an undiscounted basis and property is no longer depreciated. Management has confirmed that the third-party as-stabilized appraisals reflect projected cash flows from the stabilization date forward and do not incorporate pre-stabilization operating income; accordingly, separately accrued operating income during the pre-stabilization period does not overlap with the asset liquidation values.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

3.	Significant accounting policies (continued)

Measurement of liabilities

Liabilities are measured at the amounts the Company expects to pay during the liquidation. Series B Bond principal is carried at the $44.0 million outstanding, contractual face amount. Bond interest continues to accrue at the 8.5% contractual rate through the anticipated liquidation date. Based on projected recovery waterfalls, the Company does not expect sufficient proceeds to fully satisfy accrued interest obligations. Preferred membership interests held by The Oak Companies, Inc are measured at estimated settlement amounts including preferred returns through the expected liquidation date (see Note 11). The Red Oak Income Opportunity Fund II, LLC note secured by Angel Medical, the medical office building located in Pembroke, NC, formerly owned by Burooj Holdings, LLC, is carried at $1.7 million of outstanding principal at December 31, 2025. The Company paid the note off on May 7, 2026 using net proceeds from the Pembroke property sale that closed on the same day.

Cessation of depreciation and amortization

Depreciation and amortization ceased on December 1, 2025.

Estimated future liquidation costs

The Company accrues costs and revenues that it expects to incur and earn as it carries out its liquidation activities through the end of the projected liquidation period to the extent it has a reasonable basis for estimation. Estimated costs include remaining renovation expenditures (Vue Hotel), hotel and office building operating costs through disposition, legal and professional fees, Trustee and enforcement costs, disposition costs for each property, management fees contractually required through the liquidation period, and wind-down expenses. Estimated revenues include hotel operating income from the Bridges Hotel and Vue Hotel through their expected sale dates, limited to the pre-sale period not already reflected in the asset liquidation values. Estimated revenues and costs expected during the liquidation period are recorded separately. When estimated liquidation costs exceed estimated revenues, the excess is reflected as a liability on the statement of net liabilities in liquidation (see Note 4). Actual costs and income may differ from amounts reflected in the financial statements because of the inherent uncertainty in estimating future events. These differences may be material.

Use of Estimates

The Company is required to estimate all costs and revenue it expects to incur and earn through the end of liquidation, including the estimated amount of cash it expects to collect on disposal of its assets and the estimated costs to dispose of its assets. All of the estimates and evaluations are susceptible to change and actual results could differ materially from these estimates.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

4.	Liabilities for Estimated Costs in Excess of Estimated Receipts During Liquidation

The liquidation basis of accounting requires the Company to estimate net cash flows from operations and to accrue all costs associated with implementing and completing the Plan of Liquidation. As of June 30, 2026 and December 31, 2025, the Company estimated that it will have costs in excess of estimated receipts during the liquidation process. These amounts can vary significantly due to, among other things, the timing and amounts of property sale proceeds, estimates of renovation costs, hotel operating performance, the timing and amounts associated with discharging known and contingent liabilities, and the costs associated with the wind-down of operations. These costs are estimated and are anticipated to be paid out over the liquidation period, which is estimated to be complete by approximately December 2027; however, no assurances can be provided that this date will be met.

Upon transition to the liquidation basis of accounting on December 1, 2025, the Company accrued the following revenues and expenses expected to be incurred during liquidation:

Net liabilities (going concern basis) as of November 30, 2025	(40,373,300)

Property liquidation basis valuation adjustment	3,875,025

Increase in assets through liquidation	3,875,025

Estimated hotel operating income	(7,851,681)
Estimated property operating expenses	6,577,632
Estimated remaining renovation costs	1,251,036
Estimated professional fees	876,469
Estimated management and administration fees	1,978,936
Estimated asset disposition costs	781,590
Estimated bond interest expense	7,884,927
Amortization of preferred equity discount	844,965
Estimated accrued return to preferred member	1,455,814
Estimated other wind-down costs	147,382

Increase in liabilities through liquidation	13,947,070

Net increase in liabilities through liquidation	(10,072,045)

Net liabilities (liquidation basis) as of December 1, 2025	(50,445,345)

The change in the liabilities for estimated costs in excess of estimated receipts during liquidation as of June 30, 2026 is as follows:

Net liabilities for estimated costs through liquidation, January 1 ,2026	$2,154,966
Cash payments	(1,066,259)
Remeasurement of assets and liabilities	(168,032)
Net liabilities for estimated costs through liquidation, June 30,2026	$920,675

5.	Net liabilities in liquidation

The Company reported a net liability in liquidation of $49,248,097 and $49,959,789 as of June 30, 2026 and December 31, 2025, respectively. Net liabilities in liquidation include projections of costs and expenses to be incurred and revenues to be earned during the estimated period required to complete the Plan of Liquidation. There is inherent uncertainty with these estimates and projections, and they could change materially based on, among other things, changes in the underlying assumptions of the projected cash flows from property dispositions, hotel operating performance, and the timing and costs of the liquidation process.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

5.	Net liabilities in liquidation (continued)

The decrease from member’s deficit under the going concern basis of accounting as of November 30, 2025 to net liability in liquidation under the liquidation basis of accounting as of December 1, 2025 is primarily due to the remeasurement of real estate assets to estimated liquidation values, the accrual of estimated costs in excess of estimated receipts, the accrual of interest expense, the accrual of the preferred and protective return on management company contributions, the accrual of management fees, and adjusting for outstanding debt discounts during liquidation. See Note 4.

6.	Mortgage note payable, net

Going concern basis

Subsequent to the six-months ended June 30, 2025, the Company entered into a loan agreement and promissory note with Red Oak Income Opportunity Fund II, LLC (“ROIOF II”) pursuant to which the Company borrowed $1.7 million. The loan bears interest at a floating rate equal to one-month Term SOFR plus an applicable margin, subject to a contractual floor. Interest is payable monthly on an interest-only basis. The loan matures on January 31, 2026, with two six-month extension options, subject to certain conditions and lender approval.

Liquidation basis of accounting

Under the liquidation basis of accounting adopted effective December 1, 2025, the mortgage loan payable is measured at the estimated amount expected to be paid during liquidation. As of December 31, 2025, the Company accrued the full contractual principal balance of $1.7 million, together with all remaining interest payable through the stated maturity date of the loan, in accordance with the loan agreement. No discounting has been applied to the recorded liability. On May 7, 2026, the Pembroke Property was sold and the Company used $1.6 million of the $2.5 million net sale proceeds to pay off the mortgage loan payable with ROIOF II. At time of payoff, the mortgage note had a principal balance of $1.7 million and remaining reserves of $0.1 million.

7.	Methods and significant assumptions

Significant assumptions include estimated sale prices for each property, timing of sales, remaining renovation costs, hotel operating cash flows, required selling costs, settlement assumptions for Series B Bonds and preferred interests, contractual related-party management fees through the expected liquidation period, and legal/administrative costs required to comply with the Forbearance Agreement.

8.	Expected cash flows during liquidation

Expected cash inflows include real estate sale proceeds and limited hotel operating income prior to sale. Expected cash outflows include renovation completion, hotel and office building operating costs, legal and trustee fees, settlement of Series B Bonds, settlement of preferred membership interests, management and administrative fees contractually required through the liquidation period, and other wind-down costs. Based on projected asset sale proceeds and the recovery waterfall, management does not expect sufficient proceeds to fully satisfy all accrued interest obligations on the Series B Bonds in addition to the outstanding principal. These projections are undiscounted and represent management’s best estimates as of the date of these financial statements. Actual results may differ materially from these estimates.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

9.	Real Estate Properties

Liquidation Basis of Accounting

Pursuant to the Company’s adoption of the liquidation basis of accounting on December 1, 2025, all real estate assets have been adjusted to their estimated net realizable value, or liquidation value, which represents the estimated amount of cash the Company expects to realize through the disposal of its assets. The Company estimated the liquidation value of its real estate based on independent third-party appraisals and internal valuations determined by the Manager. The liquidation values are presented on an undiscounted basis and real estate is no longer depreciated. Subsequent to December 1, 2025, all changes in estimated liquidation values are reflected as a change to the Company’s net liabilities in liquidation. Costs to sell the properties, including remaining renovation expenditures, operating costs through disposition, and disposition costs, are included in liabilities for estimated costs in excess of estimated receipts during liquidation on the statement of net liabilities (see Note 4).

Pursuant to the Company’s obligations under the November 21, 2025 Forbearance Agreement, all real estate assets have been remeasured to estimated net realizable value, representing projected sale proceeds for each property.

Management anticipates disposition of all properties during the liquidation period extending through approximately December in 2027; however, timing and proceeds remain subject to market conditions and the requirements of the Forbearance Agreement.

On May 7, 2026, the Company closed the sale of the Pembroke property. Net proceeds from the sale after property sale costs were $2.5 million. At December 31, 2025, the Company projected net proceeds after property sale costs to be $2.4 million The Company retained $0.9 million of the $2.5 million net sale proceeds after paying off the ROIOF II mortgage note. Retained proceeds will be used for future property operating expenses, professional fees, disposition costs, management and administration fees, and other wind-down costs.

Going concern basis

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. As of September 1, 2024, the Company now owns ROCFIII Vue Hotel, LLC which owns the hotel. The Company has engaged a property management group to operate the hotel. During 2024, the Company closed the hotel for renovation. As of the date of this report, the hotel is open and operating, and the Company plans to ultimately list it for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. As of September 1, 2024, the Company now owns ROCFIII 10 Grand Soleil, LLC which owns the hotel. The Company has engaged a property management group to operate the hotel. During 2024, the Company closed the hotel for renovation. The hotel reopened in the second quarter of 2025 and the Company plans to ultimately list it for sale.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3.0 million. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property. On April 25, 2025, the Company sold the property formerly owned by Abdoun Estate Holdings, LLC and received approximately $0.8 million in proceeds from the sale, net of fees.

On August 9, 2022, the medical office building located in Pembroke, NC, formerly owned by Burooj Holdings, LLC, was acquired through foreclosure. The note originally matured on March 18, 2021. The Company now owns ROCFIII Pembroke, LLC, which owns the property. The Company sold the property on May 7, 2026, and received net sale proceeds of $2.5 million after property sale costs.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

9.	Real Estate Properties (continued)

On September 10, 2025, the Company made the decision to change the property manager and general contractor for the two hotels located in Natchez, MS. The Company has engaged Tristar Hotel Group to operate both properties and Pinnacle Management to lead the remaining renovations moving forward.

Depreciation expense for the six-months ended June 30, 2025 was $0.2 million and reflects depreciation for the period the properties were in operation.

10.	Related party transactions

Going concern basis

The Company accrues an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross bond principal outstanding. For the six-months ended June 30, 2025, $0.4 million management fees were incurred.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the six-months ended June 30, 2025, no acquisition fees were incurred.

During the year ended December 31, 2024 the Company entered into a preferred equity agreement with Red Oak Capital Properties, LLC (now held by The Oak Companies, Inc. as successor), a related party. See Note 12.

Subsequent to the six-months ended June 30, 2025, the company entered into a mortgage loan arrangement with ROIOF II, a related party. See Note 6.

Liquidation basis of accounting

Management evaluated all related-party contractual arrangements considering the Forbearance Agreement and the expected liquidation timeline. Under the liquidation basis of accounting, related-party obligations are recorded to the extent they are: (i) legally enforceable under governing agreements, and (ii) expected to be incurred before completion of liquidation.

Accordingly, management fees and other related-party charges that continue to accrue under the Company’s operating or management agreements through the expected liquidation period have been reflected at their estimated settlement amounts unless formally waived. If future cash flows are insufficient to fully satisfy such amounts, the shortfall is reflected within net liabilities in liquidation.

On May 7, 2026, the Company paid off the $1.7 million mortgage note with ROIOF II using net sale proceeds from the Pembroke property sale.

11.	Bonds payable

Going concern basis

During the six-months ended June 30, 2025, the Company did not issue any bonds as the offering is closed. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2025, there have been approximately $4.5 million of debt issuance costs incurred by the Company. During the six-months ended June 30, 2025, $0.3 million was amortized to bond interest expense. As of June 30, 2025, the Company had $44.0 million of Series B bonds payable.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

11.	Bonds payable (continued)

The Company had executed quarterly interest payments to the Series B Bondholders, through December 31, 2024, at a rate of 8.5% per annum. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the six-months ended June 30, 2025, the Company has recorded $2.2 million as bond interest expense.

On February 3, 2025, the Company announced that it would no longer make regular quarterly payments of interest associated with its outstanding Bonds (the Company has made all payments of interest through 12/31/24) and would begin the process to seek to liquidate the assets in an effort to provide the liquidity to pay off the principal and accrued interest associated with the Bonds. On March 10, 2025, the Company received a Notice of Events of Default and Reservation of Rights from UMB Bank, N.A., as the Indenture Trustee, asserting that its announcement constituted a default under the covenants of the Bonds. Subsequently, the Company did not make payments of interest associated with the first and second quarters of 2025. The Company was in the process of negotiating a forbearance agreement with the Indenture Trustee at June 30, 2025.

Liquidation basis of accounting

As of June 30, 2026 and December 31, 2025, the Company had $44.0 million of Series B Bonds outstanding. Bond interest continues to accrue at the 8.5% contractual rate through the anticipated liquidation date. The Company ceased making interest payments after December 31, 2024, and informed bondholders of this decision on February 3, 2025. A Notice of Default was issued by the Trustee on March 10, 2025. Under the Forbearance Agreement, the Trustee has agreed to temporarily forbear from exercising remedies while the Company executes the Plan of Liquidation. At June 30, 2026, unpaid bond interest expense of $5.6 million and estimated bond interest expense of $5.6 million totaled $11.2 million. At December 31, 2025, unpaid bond interest expense of $3.7 million and estimated bond interest expense of $7.5 million totaled $11.2 million. Based on projected asset sale proceeds and the recovery waterfall, management does not expect sufficient proceeds to fully satisfy accrued interest obligations in addition to the outstanding principal.

12.	Preferred membership interest

Going concern basis

On September 1, 2024, ROCFIII Vue Hotel, LLC, which owns the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, (whose rights and obligations were assumed by Red Oak Capital Holdings, LLC as successor-by-merger effective June 30, 2025, herein referred to as “ROCH”) a related party, as a Preferred Member. At June 30, 2025, the Preferred Investment Balance was $3.3 million, which accrues a Preferred Current Return at 8% per annum, and the protective advance balance was $0.2 million, which accrues a Protective Return at 14% per annum. During the six-months ended June 30, 2025, $0.10 million in current preferred return was accrued and $0.02 million in protective return was accrued. The preferred investment matures on September 1, 2027. As of September 10, 2026, The Oak Companies, Inc. assumed Red Oak Capital Holdings, LLC’s rights and obligations as successor-by-merger.

On September 1, 2024, ROCFIII 10 Grand Soleil, LLC, which owns the hotel located in Natchez, MS, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, (whose rights and obligations were assumed by ROCH as successor-by-merger effective June 30, 2025) a related party, as a Preferred Member. At June 30, 2025, the Preferred Investment Balance was $2.1 million, which accrues a Preferred Current Return at 8% per annum, and the protective advance balance was $1.1 million, which accrues a Protective Return at 14% per annum. During the six-months ended June 30, 2025, $0.07 million in current preferred return was accrued and $0.05 million in protective return was accrued. The Preferred Investment matures on September 1, 2027. As of September 10, 2026, The Oak Companies, Inc. assumed Red Oak Capital Holdings, LLC’s rights and obligations as successor-by-merger.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

12.	Preferred membership interest (continued)

The distribution of net cash flow from operations and net sale proceeds of the two aforementioned JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member until they have received all accrued Protective Return, calculated at a rate of 14% per annum on the outstanding Protective Balance, and thereafter until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, with any remaining net cash flow being distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Protective Return and the Protective Balance has been reduced to zero, and thereafter until they receive all accrued Preferred Current Returns, including any prior distributions. After this, any remaining net sale proceeds are allocated 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% distributed to the Preferred Member (the “contingent return”) and the remaining to the Common Member. The Oak Companies, Inc. retains certain rights to approve “Major Decisions” as defined in the limited liability agreements of the entities and retains the right to assume control of the entities upon any event of Material Default, as defined in the limited liability agreements. Upon a Material Default under the applicable limited liability company agreement or the third (3rd) anniversary of the applicable Preferred Investment, the Common Member shall cause the applicable entity to immediately prepay the net Preferred Investment, any protective advances, the Protective Balance, and any accrued returns to The Oak Companies, Inc..

The contingent return qualifies as a derivative and is accounted for at fair value. The original fair value of the derivative is recorded as a debt discount and amortized to interest expense over the three year life of the agreement. The fair value of the contingent return recorded at inception was $1.5 million recorded at fair value on the Company’s balance sheet. The offset of this amount was recorded as a debt discount and amortized. Total amortization for the six-months ended June 30, 2025 was $0.2 million. Subsequent changes in fair value of the contingent return are recorded as other income/expense. The fair value of the derivative liability at June 30, 2025 was $1.2 million.

As the fair value of the derivative is calculated based on the fair value of the underlying real estate, the valuation of this instrument is considered to be level 3.

Liquidation basis of accounting

The Oak Companies Inc., as successor of ROCH by merger, a related party, holds preferred membership interests in ROCFIII Vue Hotel, LLC and ROCFIII 10 Grand Soleil, LLC. Through June 30, 2026, The Oak Companies, Inc. had invested a combined $6.7 million across the two entities, including protective advances of $1.3 million. Preferred membership interests are measured at estimated settlement amounts, including preferred returns at 8% per annum through the expected liquidation date, protective advance interest at 14% per annum, and any contingent return amounts expected under the sale waterfall provisions. The Oak Companies Inc’s preferred returns and capital repayment are senior to the Company’s common membership interests in the distribution waterfall for each hotel entity. Based on projected property sale proceeds, management expects to fully satisfy The Oak Companies Inc’s preferred interests upon disposition of the Natchez Hotels. Under the liquidation basis of accounting, the preferred liability is presented as gross.

Red Oak Capital Fund III, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2026 and December 31, 2025

13.	Members Equity

Going concern basis

During the six-months ending June 30, 2025, the Managing Member, as sole member of the Company, made no in capital contributions and received no distributions.

Liquidation basis of accounting

During the six-months ended June 30, 2026, the Managing Member made $1.1 miliion in capital contributions. Additional contributions are expected in the near term. Management has elected not to recognize a receivable for post-year-end contributions as of June 30, 2026, as the amounts and timing of future contributions remain uncertain and the budgeted amounts were past due relative to the original schedule at year-end. Contributions received after year-end are disclosed as nonrecognized subsequent events. When received, contributions increase cash on hand and increase net assets in liquidation (or decrease the net deficit). The statement of changes in net liabilities in liquidation reflects contributions in the period received.

14.	Commitments and contingencies

Going concern basis

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

Liquidation basis of accounting

Management accrued all commitments expected to require settlement during the liquidation period under the Forbearance Agreement, based on estimated settlement amounts. Contingencies not expected to result in cash outflows during liquidation have been excluded.

15.	Subsequent events

Management has evaluated subsequent events through September 29, 2026 The following events occurred after June 30, 2026:

On August 19, 2026, the Company submitted an amended Cash Budget to the Trustee and distributed a notice of the amendment to Series B bondholders on the Depository Trust Company’s Legal Notification System, in accordance with the Forbearance Agreement. As of the date of this report, the 30-day bondholder objection period has lapsed, and the Company is not aware of any Bondholder objections. The amended Cash Budget is now in place.

On September 10, 2026, the Company’s sponsor, Red Oak Capital Holdings, LLC, merged with and into The Oak Companies, Inc.

Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond*

(3)(c)	Form of Series B Bond*

(3)(d)	Form of Pledge and Security Agreement*

(3)(e)	Forbearance Agreement dated November 21, 2025*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND III, LLC,
a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member and Manager

By:	The Oak Companies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer

Date:	September 29, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Sole Member and Manager

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Sole Member and Manager

Date:	September 29, 2026